EXHIBIT 99.1

Costamare Inc. Reports Results for the First Quarter Ended March 31, 2025

MONACO, May 08, 2025 (GLOBE NEWSWIRE) -- Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the first quarter ended March 31, 2025 (“Q1 2025”).

I. PROFITABILITY AND LIQUIDITY

  Q1 2025 Net Income available to common stockholders of $95.0 million ($0.79 per share).
  Q1 2025 Adjusted Net Income available to common stockholders1 of $73.3 million ($0.61 per share).
  Q1 2025 liquidity of $1,022.6 million2.

II. COMPLETION OF SPIN-OFF OF COSTAMARE’S DRY BULK BUSINESS

As announced on May 7, 2025, the spin-off of Costamare's dry bulk business into a standalone public company (the “Spin-Off”) was completed on May 6, 2025, by way of a pro rata distribution of Costamare Bulkers Holdings Limited (“CMDB” or “Costamare Bulkers”) shares to Costamare shareholders. In the distribution, each Costamare shareholder received one common share of CMDB for every five Costamare common shares they held as of the close of business on April 29, 2025, the record date of the distribution. For additional information relating to the Spin-off, please see CMDB’s Registration Statement on Form 20-F (File No. 001-42581) filed with the U.S. Securities and Exchange Commission, which is available at www.sec.gov.

 III. OWNED FLEET CHARTER UPDATE3 - FULLY EMPLOYED CONTAINERSHIP FLEET FOR 2025

  100% and 73% of the containership fleet4 fixed for 2025 and 2026, respectively.
  Contracted revenues for the containership fleet of approximately $2.3 billion with a TEU-weighted duration of 3.3 years5.
  As of May 5, 2025, entered into more than 25 chartering agreements for the owned dry bulk fleet since Q4 2024 earnings release. The owned dry bulk fleet was included in the Spin-Off.

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1 Adjusted Net Income available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.
2 Including margin deposits relating mainly to our forward freight agreements (“FFAs”) and bunker swaps of $35.9 million, short term investments in U.S. Treasury Bills amounting to $18.7 million and $100.0 million from one hunting license facility subject to final documentation as of March 31, 2025 (the Company signed the hunting license facility in April 2025, following which this facility was transferred to CMDB in connection with the Spin-Off).
3 Please refer to the Containership Fleet List table for additional information on vessel employment details for our containership fleet.
4 Calculated on a TEU basis.
5 As of May 7, 2025.

IV. SALE AND PURCHASE ACTIVITY

Vessel Disposals

  Conclusion of the sale of the 2008-built, 76,619 DWT capacity dry bulk vessel, Rose, in April 2025, generating net sale proceeds after debt prepayment of $4.1 million.
  Agreement for the sale of the 2010-built, 31,775 DWT capacity dry bulk vessel, Resource (expected conclusion of the sale within Q2 2025). Estimated net sale proceeds after debt prepayment of $3.3 million.

V. NEW DEBT FINANCING - PREPAYMENT OF DRY BULK VESSELS LOANS

  Refinanced the existing indebtedness of Polar Brasil (originally maturing in 2025) through a $23.5 million loan facility agreement with a European financial institution. The new facility has a maturity of 5 years and there is no increase in leverage.
  Costamare has no significant debt maturities until 2027.

Transactions that occurred after the end of Q1 2025 and that are relevant to CMDB, the spun-off entity:

  In April 2025, Costamare prepaid $150.2 million of its dry bulk vessels bank debt.
  Conclusion of a $100 million hunting license agreement with a European financial institution for the financing of dry bulk vessels. In connection with the Spin-off, Costamare has been released as guarantor under this agreement.

VI. DRY BULK OPERATING PLATFORM

As of May 5, 2025:

  Costamare Bulkers Inc. (“CBI”) had fixed a fleet of 486 dry bulk vessels on period charters, consisting of:
    36 Newcastlemax/ Capesize vessels.
    12 Kamsarmax vessels.
  Majority of the fixed fleet was on index linked charter-in agreements, consisting of:
    31 charters for Newcastlemax/ Capesize vessels that are index linked.
    7 charters for Kamsarmax vessels that are index linked.
  Average remaining tenor for the Newcastlemax/ Capesize and Kamsarmax chartered-in fleet of 12 and 9 months, respectively.

The CBI trading platform was included in the Spin-Off.

 VII. LEASE FINANCING PLATFORM

  Controlling interest in Neptune Maritime Leasing Limited (“NML”).
  Company’s current investment in NML of $123.3 million.
  Growing leasing platform, currently funding or committed to funding 41 shipping assets as of the date of this press release, representing a total investment of approximately $530.6 million, on the back of what we believe is a healthy pipeline.

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6 Four Capesize vessels have been chartered in from our owned fleet.

VIII. DIVIDEND ANNOUNCEMENTS

  On April 2, 2025, the Company declared a dividend of $0.115 per share on the common stock, which was paid on May 6, 2025, to holders of record of common stock as of April 17, 2025.
  On April 2, 2025, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock and $0.546875 per share on the Series D Preferred Stock, which were all paid on April 15, 2025 to holders of record as of April 14, 2025.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the first quarter of the year, the Company generated Net Income of about $95 million.

As announced on May 7, we successfully completed the spin-off of Costamare Bulkers, which encompasses the 37 owned dry bulk vessels as well as the CBI operating platform. Costamare Inc. remains the sole shareholder of the 68 containerships as well as the controlling shareholder of Neptune Maritime Leasing.

The business separation unlocks hidden value and better positions the two separate listed companies to pursue distinct operating and strategic initiatives in the containership and the dry bulk sectors.

Regarding the containership market, while geopolitical challenges and economic uncertainties impact global trade, demand for containership vessels has up to now maintained momentum. The commercially idle fleet remains below 1%, indicating a fully employed market.

Regarding the proposed USTR fees, fleet redeployments and network reorganizations may initially result in inefficiencies boosting tonnage demand.

Our containership fleet employment stands at 100% and 73% for 2025 and 2026, respectively. Total contracted revenues amount to $2.3 billion with a remaining time charter duration of 3.3 years.

On the dry bulk sector, both Capesize and Panamax markets experienced a challenging start of the year. The cape market rebounded strongly in March, supported by improved Australia and Brazil iron ore shipments and tighter vessel availability. The panamax activity picked up, as expected, post-Chinese New Year supported by recovering grain flows.

Finally, with regards to Neptune Maritime Leasing, the growing leasing platform, total investments and commitments are exceeding $530 million with a healthy pipeline.”

Financial Summary

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2024	2025

Voyage revenue	$470,172	$384,852
Voyage revenue – related parties	-	$55,689
Total voyage revenue	$470,172	$440,541
Accrued charter revenue (1)	$761	$(2,596)
Amortization of time-charter assumed	$38	$(16)
Total voyage revenue adjusted on a cash basis (2)	$470,971	$437,929
Income from investments in leaseback vessels	$5,258	$5,685

Adjusted Net Income available to common stockholders (3)	$75,243	$73,330
Weighted Average number of shares	118,628,891	119,960,329
Adjusted Earnings per Share (3)	$0.63	$0.61

Net Income	$102,672	$100,843
Net Income available to common stockholders	$94,180	$95,014
Weighted Average number of shares	118,628,891	119,960,329
Earnings per share	$0.79	$0.79

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.
(2) Total voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates. However, Total voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Total voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements of our fleet are described in the notes to the “Fleet List” tables below.
(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods ended March 31, 2025 and 2024. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Exhibit I
Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2024	2025

Net Income	$102,672	$100,843
Earnings allocated to Preferred Stock	(7,681)	(5,114)
Non-Controlling Interest	(811)	(715)
Net Income available to common stockholders	94,180	95,014
Accrued charter revenue	761	(2,596)
Deferred charter-in expenses	-	(357)
General and administrative expenses - non-cash component	1,698	1,472
Amortization of time-charter assumed	38	(16)
Realized (gain) /loss on Euro/USD forward contracts (1)	(439)	218
Vessel’s impairment loss	-	179
Gain on sale of vessels, net	(993)	-
Loss on vessel held for sale	-	4,669
Non-recurring, non-cash write-off of loan deferred financing costs	182	70
Gain on derivative instruments, excluding realized (gain) / loss on derivative instruments (1)	(22,057)	(25,323)
Other non-cash items	1,873	-
Adjusted Net Income available to common stockholders	$75,243	$73,330
Adjusted Earnings per Share	$0.63	$0.61
Weighted average number of shares	118,628,891	119,960,329

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, deferred charter-in expense, amortization of time-charter assumed, vessel’s impairment loss, loss on vessels held for sale, realized (gain)/loss on Euro/USD forward contracts, gain on sale of vessels, net , non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, gain on derivative instruments, excluding realized (gain)/loss on derivative instruments and other non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

Results of Operations

Three-month period ended March 31, 2025 compared to the three-month period ended March 31, 2024

During the three-month periods ended March 31, 2025 and 2024, we had an average of 106.0 and 107.9 vessels, respectively, in our owned fleet. In addition, during the three-month periods ended March 31, 2025 and 2024, through our dry bulk operating platform Costamare Bulkers Inc. (“CBI”) we chartered-in an average of 55.1 and 57.0 third party dry bulk vessels, respectively. As of May 5, 2025, CBI charters in 48 dry bulk vessels on period charters, out of which four dry bulk vessels had been chartered-in from our owned fleet.

During the three-month period ended March 31, 2025, we did not sell or purchase any vessels. During the three-month period ended March 31, 2024, we sold the dry-bulk vessels Manzanillo, Progress, Konstantinos, Merida, Alliance and Pegasus with an aggregate DWT capacity of 246,151 and took delivery of the dry-bulk vessel Miracle with a DWT of 180,643.

As of March 31, 2025, we have invested in Neptune Maritime Leasing Limited (“NML”) the amount of $123.3 million.

In the three-month periods ended March 31, 2025 and 2024, our fleet ownership days totaled 9,540 and 9,820 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and Vessels’ Operational Data

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended March 31,		Change	Percentage Change
	2024	2025
Voyage revenue	$470.2	$384.9	$(85.3)	(18.1%)
Voyage revenue – related parties	-	55.7	55.7	n.m.
Total voyage revenue	$470.2	$440.6	(29.6)	(6.3%)
Income from investments in leaseback vessels	5.3	5.7	0.4	7.5%
Voyage expenses	(95.4)	(88.3)	(7.1)	(7.4%)
Charter-in hire expenses	(144.3)	(111.5)	(32.8)	(22.7%)
Voyage expenses – related parties	(3.6)	(5.3)	1.7	47.2%
Vessels’ operating expenses	(59.7)	(58.0)	(1.7)	(2.8%)
General and administrative expenses	(5.2)	(7.3)	2.1	40.4%
Management and agency fees – related parties	(14.6)	(14.0)	(0.6)	(4.1%)
General and administrative expenses - non-cash component	(1.7)	(1.5)	(0.2)	(11.8%)
Amortization of dry-docking and special survey costs	(5.6)	(6.3)	0.7	12.5%
Depreciation	(40.5)	(41.7)	1.2	3.0%
Gain on sale of vessels, net	1.0	-	(1.0)	n.m.
Loss on vessel held for sale	-	(4.7)	4.7	n.m.
Vessel’s impairment loss	-	(0.2)	0.2	n.m.
Foreign exchange gains / (losses)	(2.4)	0.2	2.6	n.m.
Interest income	8.3	6.4	(1.9)	(22.9%)
Interest and finance costs	(33.0)	(28.4)	(4.6)	(13.9%)
Other	0.6	0.1	(0.5)	(83.3%)
Gain on derivative instruments, net	23.3	15.0	(8.3)	(35.6%)
Net Income	$102.7	$100.8

(Expressed in millions of U.S. dollars, except percentages)	Three Month Period Ended March 31,		Change	Percentage Change
	2024	2025

Total voyage revenue	$470.2	$440.6	$(29.6)	(6.3%)
Accrued charter revenue	0.8	(2.6)	(3.4)	n.m.
Amortization of time-charter assumed	-	-	-	n.m.
Total voyage revenue adjusted on a cash basis (1)	$471.0	$438.0	$(33.0)	(7.0%)

Vessels’ operational data	Three-month period ended March 31,			Percentage Change
	2024	2025	Change

Average number of vessels	107.9	106.0	(1.9)	(1.8%)
Ownership days	9,820	9,540	(280)	(2.9%)
Number of vessels under dry-docking and special survey	2	6	4

(1) Total voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results and Vessels’ Operational Data” above for the reconciliation of Total voyage revenue adjusted on a cash basis.

Total Voyage Revenue

Total voyage revenue decreased by 6.3%, or $29.6 million, to $440.6 million during the three-month period ended March 31, 2025, from $470.2 million during the three-month period ended March 31, 2024. The decrease is mainly attributable to (i) decreased revenue earned by CBI during the three-month period ended March 31, 2025 compared to the three-month period ended March 31, 2024, (ii) decreased charter rates in certain of our dry bulk and container vessels during the three-month period ended March 31, 2025 compared to the three-month period ended March 31, 2024 and (iii) revenue not earned by ten dry bulk vessels sold during the year ended December 31, 2024; partly offset by revenue earned by six dry bulk vessels acquired during the year ended December 31, 2024.

Total voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) decreased by 7.0%, or $33.0 million, to $438.0 million during the three-month period ended March 31, 2025, from $471.0 million during the three-month period ended March 31, 2024. Accrued charter revenue for the three-month periods ended March 31, 2025 and 2024 was a negative amount of $2.6 million and a positive amount of $0.8 million, respectively.

Income from investments in leaseback vessels

Income from investments in leaseback vessels was $5.7 million and $5.3 million for the three-month periods ended March 31, 2025 and 2024, respectively. Income from investments in leaseback vessels increased, period over period, due to the increased volume of NML’s operations during the three-month period ended March 31, 2025 compared to the three-month period ended March 31, 2024. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.

Voyage Expenses

Voyage expenses were $88.3 million and $95.4 million for the three-month periods ended March 31, 2025 and 2024, respectively. Voyage expenses mainly include (i) fuel consumption mainly related to dry bulk vessels, (ii) third-party commissions, (iii) port expenses and (iv) canal tolls.

Charter-in Hire Expenses

Charter-in hire expenses were $111.5 million and $144.3 million for the three-month periods ended March 31, 2025 and 2024, respectively. Charter-in hire expenses are expenses relating to chartering-in of third-party dry bulk vessels under charter agreements through CBI.

Voyage Expenses – related parties

Voyage expenses – related parties were $5.3 million and $3.6 million for the three-month periods ended March 31, 2025 and 2024, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider, (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $0.4 million and $0.4 million, in the aggregate, for the three-month periods ended March 31, 2025 and 2024, respectively and (iii) address commission on certain charter-out agreements payable to a related agent (since the second quarter of 2024). This commission is subsequently paid in full on a back-to-back basis by the related agent to its respective third-party clients with no benefit for the related agent.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $58.0 million and $59.7 million during the three-month periods ended March 31, 2025 and 2024, respectively. Daily vessels’ operating expenses were $6,080 and $6,075 for the three-month periods ended March 31, 2025 and 2024, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $7.3 million and $5.2 million during the three-month periods ended March 31, 2025 and 2024, respectively, and include amounts of $0.67 million and $0.67 million, respectively, that were paid to a related service provider.

Management and Agency Fees – related parties

Management fees charged by our related party managers were $10.5 million and $11.3 million during the three-month periods ended March 31, 2025 and 2024, respectively. The amounts charged by our related party managers include amounts paid to third party managers of $2.1 million and $3.5 million for the three-month periods ended March 31, 2025 and 2024, respectively. Furthermore, during the three-month periods ended March 31, 2025 and 2024, agency fees of $3.5 million and $3.3 million, in aggregate, were charged by four related agents in connection with the operations of CBI.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended March 31, 2025 amounted to $1.5 million, representing the value of the shares issued to a related service provider on March 31, 2025. General and administrative expenses - non-cash component for the three-month period ended March 31, 2024 amounted to $1.7 million, representing the value of the shares issued to a related service provider on March 29, 2024.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $6.3 million and $5.6 million during the three-month periods ended March 31, 2025 and 2024, respectively. During the three-month period ended March 31, 2025, three vessels underwent and completed their dry-docking and special survey and three vessels were in the process of completing their dry-docking and special survey. During the three-month period ended March 31, 2024, one vessel underwent and completed her dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey.

Depreciation

Depreciation expense for the three-month periods ended March 31, 2025 and 2024 was $41.7 million and $40.5 million, respectively.

Gain on Sale of Vessels, net

During the three-month period ended March 31, 2025, none of our vessels were sold. During the three-month period ended March 31, 2024, we recorded a net gain of $1.0 million from the sale of the dry-bulk vessels Manzanillo, Progress and Konstantinos, each of which was classified as a vessel held for sale as of December 31, 2023, and from the sale of the dry-bulk vessels Merida, Alliance and Pegasus.

Loss on Vessel Held for Sale

During the three-month period ended March 31, 2025, the dry-bulk vessel Rose was classified as a vessel held for sale and we recorded a loss on vessel held for sale of $4.7 million, which resulted from its estimated fair value measurement less costs to sell. During the three-month period ended March 31, 2024, we did not record any loss on vessel held for sale.

Vessel’s Impairment loss

During the three-month period ended March 31, 2025, we recorded an impairment loss in relation to one of our dry bulk vessels in the amount of $0.2 million. During the three-month period ended March 31, 2024, no impairment loss was recorded.

Interest Income

Interest income amounted to $6.4 million and $8.3 million for the three-month periods ended March 31, 2025 and 2024, respectively.

Interest and Finance Costs

Interest and finance costs were $28.4 million and $33.0 million during the three-month periods ended March 31, 2025 and 2024, respectively. The decrease is mainly attributable to the decreased interest expense due to a lower average loan balance during the three-month period ended March 31, 2025, compared to the three-month period ended March 31, 2024.

Gain on Derivative Instruments, net

As of March 31, 2025, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”). The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.

As of March 31, 2025, the fair value of these instruments, in aggregate, amounted to a net asset of $10.9 million. During the three-month period ended March 31, 2025, the change in the fair value (fair value as of March 31, 2025 compared to fair value as of December 31, 2024) of the derivative instruments that qualify for hedge accounting resulted in a net loss of $6.4 million, which has been included in OCI. Furthermore, during the three-month period ended March 31, 2025 the change in the fair value (fair value as of March 31, 2025 compared to the fair value as of December 31, 2024) of the derivative instruments that do not qualify for hedge accounting, including the realized components of such derivative instruments during the quarter, resulted in a net gain of $15.0 million, which has been included in Gain on Derivative Instruments, net.

Cash Flows
Three-month periods ended March 31, 2025 and 2024

Condensed cash flows	Three-month period ended March 31,
(Expressed in millions of U.S. dollars)	2024	2025
Net Cash Provided by Operating Activities	$138.0	$143.1
Net Cash Provided by Investing Activities	$34.6	$1.5
Net Cash Used in Financing Activities	$(28.0)	$(54.4)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended March 31, 2025, increased by $5.1 million to $143.1 million, from $138.0 million for the three-month period ended March 31, 2024. The increase is mainly attributable to the (i) favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis), (ii) decrease in interest payments (including interest rate derivatives net receipts) during the three-month period ended March 31, 2025 compared to the three-month period ended March 31, 2024, and (iii) increased cash from operations during the three-month period ended March 31, 2025 compared to the three-month period ended March 31, 2024; partly offset by the increased dry-docking and special survey costs during the three-month period ended March 31, 2025 compared to the three-month period ended March 31, 2024.

Net Cash Provided by Investing Activities

Net cash provided by investing activities was $1.5 million in the three-month period ended March 31, 2025, which mainly consisted of receipts from the investments into which NML entered; partly offset by payments for upgrades for certain of our container and dry bulk vessels.

Net cash provided by investing activities was $34.6 million in the three-month period ended March 31, 2024, which mainly consisted of proceeds we received from the sale of the dry-bulk vessels Manzanillo, Progress, Konstantinos, Merida, Alliance and Pegasus; partly off-set by (i) settlement payment for the delivery of the secondhand dry bulk vessel Miracle, (ii) payments for upgrades for certain of our container and dry bulk vessels and (iii) payments for net investments into which NML entered.

Net Cash Used in Financing Activities

Net cash used in financing activities was $54.4 million in the three-month period ended March 31, 2025, which mainly consisted of (i) $34.0 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $55.1 million we received from three debt financing agreements), (ii) $13.7 million we paid for dividends to holders of our common stock for the fourth quarter of 2024 and (iii) $0.9 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”) and $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) for the period from October 15, 2024 to January 14, 2025.

Net cash used in financing activities was $28.0 million in the three-month period ended March 31, 2024, which mainly consisted of (i) $9.7 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $111.5 million we received from eight debt financing agreements), (ii) $9.3 million we paid for dividends to holders of our common stock for the fourth quarter of 2023 and (iii) $0.9 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock, $2.2 million we paid for dividends to holders of our Series D Preferred Stock and $2.5 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock for the period from October 15, 2023 to January 14, 2024.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of March 31, 2025, we had Cash and cash equivalents (including restricted cash) of $868.0 million, $18.7 million invested in short-dated US Treasury Bills (short-term investments) and $35.9 million margin deposits in relation mainly to our FFAs and bunker swaps. Furthermore, our liquidity stands at approximately $1,022.6 million accounting for a $100.0 million of a hunting license facility7.

Debt-free vessels

As of May 7, 2025, the following vessels were free of debt.

Unencumbered Vessels8
(Refer to Fleet list for full details)

Vessel Name	Year Built	TEU Capacity
Containerships
KURE	1996	7,403
MAERSK KOWLOON	2005	7,471
ETOILE	2005	2,556
MICHIGAN	2008	1,300
ARKADIA	2001	1,550

Conference Call details:

On May 8, 2025 at 8:30 a.m. EST, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until May 15, 2025. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 2047557.

Live webcast:
There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 51 years of history in the international shipping industry and a fleet of 68 containerships, with a total capacity of approximately 513,000 TEU. The Company participates in a lease financing business. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

____________________

7 This hunting license facility was subject to final documentation as of March 31, 2025. The Company signed the hunting license facility in April 2025, following which this facility was transferred to CMDB in connection with the Spin-Off.
8 Unencumbered dry bulk vessels are not included due to the Spin-off.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos – Chief Financial Officer
Konstantinos Tsakalidis – Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com

Containership Fleet List

The table below provides additional information, as of May 7, 2025, about our fleet of containerships, and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(i)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(i)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(i)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(i)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(i)	Yang Ming	2020	12,690	(*)	May 2030
7	YM TRUTH(i)	Yang Ming	2020	12,690	(*)	May 2030
8	YM TOTALITY(i)	Yang Ming	2020	12,690	(*)	July 2030
9	YM TARGET(i)	Yang Ming	2021	12,690	(*)	November 2030
10	YM TIPTOP(i)	Yang Ming	2021	12,690	(*)	March 2031
11	CAPE AKRITAS	MSC	2016	11,010	33,000	August 2031
12	CAPE TAINARO	MSC	2017	11,010	33,000	April 2031
13	CAPE KORTIA	MSC	2017	11,010	33,000	August 2031
14	CAPE SOUNIO	MSC	2017	11,010	33,000	April 2031
15	CAPE ARTEMISIO	Hapag Lloyd/(*)	2017	11,010	36,650/(*)	June 2030(3)
16	ZIM SHANGHAI	ZIM/(*)	2006	9,469	72,700/(*)	May 2028(4)
17	YANTIAN I	ZIM/(*)	2006	9,469	72,700/(*)	April 2028(5)
18	YANTIAN	COSCO/(*)	2006	9,469	(*)/(*)	May 2028(6)
19	COSCO HELLAS	COSCO/(*)	2006	9,469	(*)/(*)	August 2028(7)
20	BEIJING	COSCO/(*)	2006	9,469	(*)/(*)	July 2028(8)
21	MSC AZOV	MSC/(*)	2014	9,403	35,300/(*)	December 2029(9)
22	MSC AMALFI	MSC	2014	9,403	35,300	March 2027
23	MSC AJACCIO	MSC	2014	9,403	35,300	February 2027
24	MSC ATHENS	MSC/(*)	2013	8,827	35,300/(*)	January 2029(10)
25	MSC ATHOS	MSC/(*)	2013	8,827	35,300/(*)	February 2029(11)
26	VALOR	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	May 2030(12)
27	VALUE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	June 2030(13)
28	VALIANT	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	June 2030(14)
29	VALENCE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	July 2030(15)
30	VANTAGE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	September 2030(16)
31	NAVARINO	MSC	2010	8,531	(*)	March 2029
32	KLEVEN	MSC/(*)	1996	8,044	41,500/(*)	April 2028(17)
33	KOTKA	MSC/(*)	1996	8,044	41,500/(*)	September 2028(18)
34	MAERSK KOWLOON	Maersk/MSC	2005	7,471	18,500/(*)	October 2028(19)
35	KURE	MSC/(*)	1996	7,403	41,500/(*)	August 2028(20)
36	METHONI	Maersk	2003	6,724	47,453	August 2026
37	PORTO CHELI	Maersk	2001	6,712	30,075	June 2026
38	TAMPA I	ZIM/(*)	2000	6,648	45,000/(*)	July 2025 / June 2028(21)
39	ZIM VIETNAM	ZIM	2003	6,644	38,500	December 2028(22)
40	ZIM AMERICA	ZIM	2003	6,644	38,500	December 2028 (23)
41	ARIES	(*)	2004	6,492	58,500	March 2026
42	ARGUS	(*)	2004	6,492	58,500	April 2026
43	PORTO KAGIO	Maersk	2002	5,908	28,822	June 2026
44	GLEN CANYON	ZIM/(*)	2006	5,642	62,500/(*)	June 2025/ April 2028(24)
45	PORTO GERMENO	Maersk	2002	5,570	28,822	June 2026
46	LEONIDIO	Maersk	2014	4,957	18,018	October 2026
47	KYPARISSIA	Maersk	2014	4,957	18,118	October 2026
48	MEGALOPOLIS	Maersk	2013	4,957	14,043	July 2027 (25)
49	MARATHOPOLIS	Maersk	2013	4,957	14,044	July 2027(26)
50	GIALOVA	(*)	2009	4,578	(*)	March 2026
51	DYROS	Maersk	2008	4,578	35,500	April 2027
52	NORFOLK	(*)/(*)	2009	4,259	(*)/(*)	March 2028(27)
53	VULPECULA	ZIM	2010	4,258	Please refer to note 28	May 2028(28)
54	VOLANS	(*)	2010	4,258	(*)	July 2027
55	VIRGO	Maersk	2009	4,258	35,500	April 2027
56	VELA	ZIM	2009	4,258	Please refer to note 29	April 2028(29)
57	ANDROUSA	(*)	2010	4,256	(*)	March 2026
58	NEOKASTRO	CMA CGM	2011	4,178	39,000	February 2027
59	ULSAN	Maersk	2002	4,132	34,730	January 2026
60	POLAR BRASIL	Maersk	2018	3,800	21,000	March 2026(30)
61	LAKONIA	COSCO	2004	2,586	23,500	February 2027
62	SCORPIUS	Hapag Lloyd	2007	2,572	16,500	February 2026
63	ETOILE	(*)/(*)	2005	2,556	(*)/(*)	July 2028(31)
64	AREOPOLIS	COSCO	2000	2,474	23,500	March 2027
65	ARKADIA	Swire Shipping/(*)	2001	1,550	13,000/(*)	October 2026 (32)
66	MICHIGAN	(*)/(*)	2008	1,300	(*)/(*)	October 2027(33)
67	TRADER	(*)/(*)	2008	1,300	(*)/(*)	October 2028(34)
68	LUEBECK	(*)/(*)	2001	1,078	(*)/(*)	April 2028 (35)

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(3)	Cape Artemisio is currently chartered to Hapag Lloyd at a daily rate of $36,650 until June 2025 (earliest redelivery) - September 2025 (latest redelivery). Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(4)	Zim Shanghai is currently chartered to ZIM at a daily rate of $72,700 until July 1, 2025, at the earliest. Upon redelivery of the vessel from ZIM, the vessel will commence a new charter with a leading liner company for a period of 34 to 36 months at an undisclosed rate.
(5)	Yantian I is currently chartered to ZIM at a daily rate of $72,700 until June 27, 2025, at the earliest. Upon redelivery of the vessel from ZIM, the vessel will commence a new charter with a leading liner company for a period of 34 to 36 months at an undisclosed rate.
(6)	Yantian is currently chartered to COSCO at an undisclosed rate until May 1, 2026, at the earliest. Following the aforementioned date, the vessel will be employed with a leading liner company for a period of 24 to 26 months at an undisclosed rate.
(7)	Cosco Hellas is currently chartered to COSCO at an undisclosed rate until August 1, 2026, at the earliest. Following the aforementioned date, the vessel will be employed with a leading liner company for a period of 24 to 26 months at an undisclosed rate.
(8)	Beijing is currently chartered to COSCO at an undisclosed rate until July 1, 2026, at the earliest. Following the aforementioned date, the vessel will be employed with a leading liner company for a period of 24 to 26 months at an undisclosed rate.
(9)	MSC Azov is currently chartered to MSC at a daily rate of $35,300 until December 2026 (earliest redelivery) - January 2027 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until December 2029 (earliest redelivery) - February 2030 (latest redelivery) at an undisclosed rate.
(10)	MSC Athens is currently chartered to MSC at a daily rate of $35,300 until January 2026 (earliest redelivery) - March 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until January 2029 (earliest redelivery) - March 2029 (latest redelivery) at an undisclosed rate.
(11)	MSC Athos is currently chartered to MSC at a daily rate of $35,300 until February 2026 (earliest redelivery) - April 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until February 2029 (earliest redelivery) - April 2029 (latest redelivery) at an undisclosed rate.
(12)	Valor is currently chartered to Hapag Lloyd at a daily rate of $32,400 until May 10, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(13)	Value is currently chartered to Hapag Lloyd at a daily rate of $32,400 until June 19, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(14)	Valiant is currently chartered to Hapag Lloyd at a daily rate of $32,400 until June 7, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(15)	Valence is currently chartered to Hapag Lloyd at a daily rate of $32,400 until July 3, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(16)	Vantage is currently chartered to Hapag Lloyd at a daily rate of $32,400 until September 8, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(17)	Kleven is currently chartered to MSC at a daily rate of $41,500 until November 2026 (earliest redelivery) - January 2027 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until April 2028 (earliest redelivery) - June 2028 (latest redelivery) at an undisclosed rate.
(18)	Kotka is currently chartered to MSC at a daily rate of $41,500 until December 2026 (earliest redelivery) - February 2027 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until September 2028 (earliest redelivery) - November 2028 (latest redelivery) at an undisclosed rate.
(19)	Maersk Kowloon is currently chartered to Maersk at a daily rate of $18,500 until October 2025 (earliest redelivery) - January 2026 (latest redelivery). Upon redelivery of the vessel from Maersk, the vessel will commence a new charter with MSC for a period of 36 to 38 months at an undisclosed rate.
(20)	Kure is currently chartered to MSC at a daily rate of $41,500 until July 2026 (earliest redelivery) - September 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until August 2028 (earliest redelivery) - October 2028 (latest redelivery) at an undisclosed rate.
(21)	Tampa I is currently chartered to ZIM at a daily rate of $45,000 until July 2025 (earliest redelivery) - August 2025 (latest redelivery). Upon redelivery of the vessel from ZIM, the vessel will commence a new charter with a leading liner company for a period of 34 to 36 months at an undisclosed rate.
(22)	ZIM Vietnam is currently chartered at a daily rate of $53,000 until October 17, 2025. From such date and until the expiration of the charter the new daily rate will be $38,500.
(23)	ZIM America is currently chartered at a daily rate of $53,000 until October 3, 2025. From such date and until the expiration of the charter the new daily rate will be $38,500.
(24)	Glen Canyon is currently chartered to ZIM at a daily rate of $62,500 until June 2025 (earliest redelivery) - September 2025 (latest redelivery). Upon redelivery of the vessel from ZIM, the vessel will commence a new charter with a leading liner company for a period of 34 to 36 months at an undisclosed rate.
(25)	Megalopolis, is currently chartered to Maersk at a daily rate of $14,043 until July 12, 2025. Following the aforementioned date, the new daily rate will be $14,500 for a period of 24 to 28 months.
(26)	Marathopolis, is currently chartered to Maersk at a daily rate of $14,044 until July 30, 2025. Following the aforementioned date, the new daily rate will be $14,500 for a period of 24 to 28 months.
(27)	Norfolk is currently chartered until May 19, 2025. Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until March 2028 (earliest redelivery) - May 2028 (latest redelivery) at an undisclosed rate.
(28)	Vulpecula is currently chartered to ZIM under a charterparty agreement which commenced in May 2023. The tenor of the charter is for a period of 60 to 64 months. For this charter, the daily rate is $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(29)	Vela is currently chartered to ZIM under a charterparty agreement which commenced in April 2023. The tenor of the charter is for a period of 60 to 64 months. For this charter, the daily rate is $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(30)	Charterer has the option to extend the current time charter for two additional one-year periods at the same daily rate of $21,000.
(31)	Etoile is currently chartered until June 2026 (earliest redelivery) - September 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until July 2028 (earliest redelivery) - August 2028 (latest redelivery) at an undisclosed rate.
(32)	Arkadia is currently chartered at a daily rate of $13,000 until June 7, 2025, at the earliest. Upon redelivery of the vessel from Swire Shipping, the vessel will commence a new charter with a leading liner company until October 2026 (earliest redelivery) - December 2028 (latest redelivery) at an undisclosed rate.
(33)	Michigan is currently chartered until October 2025 (earliest redelivery) - December 2025 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until October 2027 (earliest redelivery) - December 2027 (latest redelivery) at an undisclosed rate.
(34)	Trader is currently chartered until October 2026 (earliest redelivery) - December 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until October 2028 (earliest redelivery) - December 2028 (latest redelivery) at an undisclosed rate.
(35)	Luebeck is currently chartered until April 2026 (earliest redelivery) - June 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until April 2028 (earliest redelivery) - June 2028 (latest redelivery) at an undisclosed rate.

(i)	Denotes vessels subject to a sale and leaseback transaction.

(*)	Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

Dry Bulk Vessel Fleet List

The table below provides information, about our owned fleet of dry bulk vessels as of May 5, 2025. Each vessel was owned as of the aforementioned date by one of our subsidiaries. Following the Spin-off, the vessels are owned by CMDB.

	Vessel Name	Year Built	Capacity (DWT)
1	FRONTIER	2012	181,415
2	MIRACLE	2011	180,643
3	PROSPER	2012	179,895
4	DORADO	2011	179,842
5	MAGNES	2011	179,546
6	ENNA	2011	175,975
7	AEOLIAN	2012	83,478
8	GRENETA	2010	82,166
9	HYDRUS	2011	81,601
10	PHOENIX	2012	81,569
11	BUILDER	2012	81,541
12	FARMER	2012	81,541
13	SAUVAN	2010	79,700
14	MERCHIA	2015	63,585
15	DAWN	2018	63,561
16	SEABIRD	2016	63,553
17	ORION	2015	63,473
18	DAMON	2012	63,301
19	ARYA	2013	61,424
20	ALWINE(i)	2014	61,090
21	AUGUST(i)	2015	61,090
22	ATHENA	2012	58,018
23	ERACLE	2012	58,018
24	PYTHIAS	2010	58,018
25	NORMA	2010	58,018
26	CURACAO	2011	57,937
27	URUGUAY	2011	57,937
28	SERENA	2010	57,266
29	LIBRA	2010	56,701
30	CLARA	2008	56,557
31	BERMONDI	2009	55,469
32	VERITY	2012	37,163
33	PARITY	2012	37,152
34	ACUITY	2011	37,152
35	EQUITY	2013	37,071
36	BERNIS	2011	35,995
37	RESOURCE(i) (ii)	2010	31,775

(i) Denotes vessel free of debt.
(ii) Denotes vessel we have agreed to sell.

Consolidated Statements of Income

	Three-months ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2024	2025

	(Unaudited)
REVENUES:
Voyage revenue	$470,172	$384,852
Voyage revenue – related parties	-	55,689
Total voyage revenue	470,172	440,541
Income from investments in leaseback vessels	5,258	5,685
Total revenues	$475,430	$446,226

EXPENSES:
Voyage expenses	(95,357)	(88,317)
Charter-in hire expenses	(144,349)	(111,518)
Voyage expenses – related parties	(3,634)	(5,337)
Vessels’ operating expenses	(59,657)	(58,003)
General and administrative expenses	(5,193)	(7,330)
Management and agency fees – related parties	(14,647)	(13,996)
General and administrative expenses – non-cash component	(1,698)	(1,472)
Amortization of dry-docking and special survey costs	(5,612)	(6,291)
Depreciation	(40,501)	(41,692)
Gain on sale of vessels, net	993	-
Loss on vessel held for sale	-	(4,669)
Vessel’s impairment loss	-	(179)
Foreign exchange gains / (losses)	(2,378)	248
Operating income	$103,397	$107,670

OTHER INCOME / (EXPENSES):
Interest income	$8,313	$6,481
Interest and finance costs	(32,950)	(28,432)
Income from equity method investments	40	-
Other	534	63
Gain on derivative instruments, net	23,338	15,061
Total other expenses, net	$(725)	$(6,827)
Net Income	$102,672	$100,843
Earnings allocated to Preferred Stock	(7,681)	(5,114)
Net Gain attributable to the non-controlling interest	(811)	(715)
Net Income available to common stockholders	$94,180	$95,014

Earnings per common share, basic and diluted	$0.79	$0.79
Weighted average number of shares, basic and diluted	118,628,891	119,960,329

COSTAMARE INC. Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)	As of December 31, 2024	As of March 31, 2025
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$704,633	$767,830
Restricted cash	18,145	46,335
Margin deposits	45,221	35,873
Short-term investments	18,499	18,696
Investment in leaseback vessels, current	30,561	30,586
Net investment in sales type lease (Vessels), current	12,748	1,690
Accounts receivable	45,509	39,005
Inventories	57,656	56,060
Due from related parties	7,014	7,858
Fair value of derivatives	10,607	9,966
Insurance claims receivable	10,881	11,481
Vessels held for sale	-	10,780
Time-charter assumed	195	189
Accrued charter revenue	11,929	11,742
Prepayments and other	66,618	74,345
Total current assets	$1,040,216	$1,122,436
FIXED ASSETS, NET:
Vessels, net	$3,387,012	$3,336,837
Total fixed assets, net	$3,387,012	$3,336,837
NON-CURRENT ASSETS:
Investment in leaseback vessels, non-current	$222,088	$214,747
Deferred charges, net	71,807	70,163
Finance leases, right-of-use assets (Vessels)	37,818	37,474
Net investment in sales type lease (Vessels), non-current	6,734	7,187
Operating leases, right-of-use assets	297,975	259,577
Accounts receivable, non-current	3,560	3,560
Due from related parties, non-current	2,175	2,175
Restricted cash	55,158	53,891
Fair value of derivatives, non-current	21,382	15,857
Accrued charter revenue, non-current	2,688	3,875
Time-charter assumed, non-current	74	31
Total assets	$5,148,687	$5,127,810
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$317,865	$335,056
Finance lease liability	23,877	23,195
Operating lease liabilities, current portion	205,172	191,906
Accounts payable	49,425	42,653
Due to related parties	6,833	8,990
Accrued liabilities	31,885	31,947
Unearned revenue	47,813	44,926
Fair value of derivatives	34,221	14,781
Other current liabilities	28,469	31,417
Total current liabilities	$745,560	$724,871
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,716,204	$1,666,517
Operating lease liabilities, non-current portion	87,424	61,332
Fair value of derivatives, net of current portion	5,174	147
Unearned revenue, net of current portion	14,620	13,047
Other non-current liabilities	11,099	17,405
Total non-current liabilities	$1,834,521	$1,758,448
COMMITMENTS AND CONTINGENCIES	-	-
Temporary equity – Redeemable non-controlling interest in subsidiary	$(2,453)	$(2,428)
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	13	13
Treasury stock	(120,095)	(120,095)
Additional paid-in capital	1,336,646	1,338,198
Retained earnings	1,279,605	1,360,708
Accumulated other comprehensive income	17,345	10,995
Total Costamare Inc. stockholders’ equity	$2,513,514	$2,589,819
Non-controlling interest	57,545	57,100
Total stockholders’ equity	2,571,059	2,646,919
Total liabilities and stockholders’ equity	$5,148,687	$5,127,810